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                                             Filed by Agile Software Corporation
                                       Rule 425 under the Securities Act of 1933
                                     and deemed filed pursuant to Rule 14a-12(b)
                                       under the Securities Exchange Act of 1934

                                             Subject: Agile Software Corporation
                                                   Commission File No. 000-27071


                                           P  R  E  S  S    R  E  L  E  A  S  E

Agile Software Corporation
One Almaden Boulevard
San Jose, CA 95113-2253

Voice: (408) 975-3900
Fax: (408) 271-4862

                                                  FOR IMMEDIATE RELEASE



     Media Contacts
        Doug Hendrix                             Kelly Casey
        Neale-May & Partners                     Agile Software Corporation
        (650) 328-5555 ext. 115                  (408) 999-7063
        dhendrix@nealemay.com                    kelly.casey@agilesoft.com


Agile Software To Announce Third Quarter Financial Results on February 15 After
                                  Market Close


San Jose, Calif, -- February 15, 2001 -- Agile Software Corporation (Nasdaq:
AGIL) announced today that it will release financial results for its third quarter of fiscal year 2001 on Thursday, February 15, 2001 after market close.

A live conference call to discuss the financial results and management's current outlook will be held at 2:00 p.m. Pacific Standard Time with Bryan D. Stolle, Chief Executive Officer and Chairman of the Board and Thomas P. Shanahan, Executive Vice President and Chief Financial Officer. The call will also feature Keith Krach, Chief Executive Officer and Chairman of the Board of Ariba, Inc. (Nasdaq: ARBA). Topics related to the recently announced merger of Agile and Ariba will also be discussed.

Investors may listen to the call via a Webcast simultaneously broadcast at

http://www.agilesoft.com.
------------------------
The link to the Webcast may be found under the Announcements section of Agile's home page.


About Agile

Agile Software Corporation (Nasdaq: AGIL) is a leading supplier of business-to-business collaborative manufacturing commerce solutions. Agile products enable supply chain partners to communicate and collaborate over the Internet about new or changing product content, and then source and procure the required components. At MyAgile.comTM, Agile also provides the dispersed supply chain with mission-critical eServices such as online marketplaces, custom part procurement, wireless access, and components research. Agile customers include Amkor, Compaq Computer, Dell Computer, Flextronics International, Flow International, GE Medical Systems, International Paper, Juniper Networks, Lucent Technologies, Nvidia, Philips, Sycamore Networks, Texas Instruments, Zhone Technologies, and others. For more information, call 408-975-3900, or visit Agile at http://www.agilesoft.com.



                                    -more-
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"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF
1995:

Information and announcements in this release involve expectations, beliefs, hopes, plans, intentions or strategies regarding the future and are forward-looking statements that involve risks and uncertainties. All forward-looking statements included in this release are based upon information available as of the date of the release, and assumes no obligation to update any such forward-looking statements. These statements are not guarantees of future performance and actual results could differ materially from our current expectations. Factors that could cause or contribute to such differences include, but are not limited to: risks surrounding the closing of the merger into Ariba, the integration of Agile's business following the closing of the merger, the ability to cross-sell Ariba's and Agile's solutions to their respective customers and in different industries and other factors and risks associated with Ariba's business discussed in Ariba's Form 10-K filed December 29, 2000 and Agile's business in Agile's report on Form 10-K for the fiscal year end April 30, 2000 and its subsequent reports on Form 10-Q.

WHERE YOU CAN FIND ADDITIONAL INFORMATION:

Investors and security holders are urged to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information about the transaction. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Ariba and Agile. Investors and security holders may obtain a free copy of the joint proxy statement/prospects when it is available) and other documents filed by with the Commission at the Commission's Web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Ariba or Agile.

Ariba and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Ariba's stockholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Ariba's Proxy Statement for its 2001 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on January 17, 2001. This document is available free of charge at the Securities and Exchange Commission's Web site at www.sec.gov and from Ariba.

Agile and its executive officers and directors may be deemed to be participants in the solicitation of proxies from shareholders of Agile with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Agile's Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on July 24, 2000. This document is available free of charge at the Securities and Exchange Commission's Web site at www.sec.gov and from Agile.

NOTE: Ariba and the Ariba logo are registered trademarks and Ariba B2B Commerce Platform, Ariba Buyer, Ariba Sourcing and Ariba Commerce Services Network are trademarks of Ariba, Inc. All other products or company names mentioned are used for identification purposes only, and may be trademarks of their respective owners.
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CONTACT: investors, Stefanie Elkins, 650-930-8331, or selkins@ariba.com, or
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media, Ellie Javadi, 650-930-8088, or ejavadi@ariba.com, both of Ariba, Inc.
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